UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Intelsat S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

L5140P 101
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L5140P 101	SCHEDULE 13G	Page 2 of 15

1	NAME OF REPORTING PERSON SLP III Investment Holding S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,892,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,892,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,892,905
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. L5140P 101	SCHEDULE 13G	Page 3 of 15

1	NAME OF REPORTING PERSON Silver Lake Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,892,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,892,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,892,905
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. L5140P 101	SCHEDULE 13G	Page 4 of 15

1	NAME OF REPORTING PERSON Silver Lake Technology Investors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,892,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,892,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,892,905
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. L5140P 101	SCHEDULE 13G	Page 5 of 15

1	NAME OF REPORTING PERSON Silver Lake Technology Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,892,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,892,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,892,905
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. L5140P 101	SCHEDULE 13G	Page 6 of 15

1	NAME OF REPORTING PERSON SLTA III (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,892,905
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,892,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,892,905
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. L5140P 101	SCHEDULE 13G	Page 7 of 15

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 226,760
	6	SHARED VOTING POWER 13,892,905
	7	SOLE DISPOSITIVE POWER 226,760
	8	SHARED DISPOSITIVE POWER 13,892,905
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,119,665
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. L5140P 101	SCHEDULE 13G	Page 8 of 15

Item 1(a).	Name of Issuer:

Intelsat S.A. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 rue Albert Borschette
Luxembourg
Grand-Duchy of Luxembourg
L-1246

Item 2(a).	Name of Person(s) Filing:

The persons filing this Schedule 13G are:

SLP III Investment Holding S.à r.l.,

Silver Lake Partners III, L.P.,

Silver Lake Technology Investors III, L.P.,

Silver Lake Technology Associates III, L.P.,

SLTA III (GP), L.L.C. and

Silver Lake Group, L.L.C. (each, a “Reporting Person” and, together, the “Reporting Persons”).

The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For purposes of this Schedule 13G, the address of the principal business office of the Reporting Persons is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

Item 2(c).	Citizenship:

See row 4 of the cover pages to this Schedule 13G.

Item 2(d).	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s common shares, nominal value $0.01 per share.

Item 2(e).	CUSIP Number:

L5140P 101

CUSIP No. L5140P 101	SCHEDULE 13G	Page 9 of 15

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

All ownership percentages assume that there are 105,500,000 common shares outstanding, based on the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on October 31, 2013.

The common shares beneficially owned by each of the Reporting Persons include 13,892,905 common shares held of record by SLP III Investment Holding S.à r.l.

The common shares beneficially owned by Silver Lake Group, L.L.C. also include 226,760 common shares that are issuable upon the conversion of 100,000 5.75% Series A mandatory convertible junior non-voting preferred shares held by Silver Lake Group, L.L.C., assuming conversion at the minimum conversion rate of 2.2676 common shares per Series A mandatory convertible junior non-voting preferred share.

The common shares held of record by SLP III Investment Holding S.à r.l. are beneficially owned by its shareholders Silver Lake Partners III, L.P. (“SLP”) and Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of each of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI.

As a result of the Governance Agreement described in Item 8 below, each of the Reporting Persons may be deemed to beneficially own and share voting power over certain common shares of the Issuer owned by the other Governance Shareholders (as defined below).

(a)	Amount beneficially owned:

See row 9 of the cover sheet of each Reporting Person.

(b)	Percent of class:

See row 11 of the cover sheet of each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover sheet of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover sheet of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. L5140P 101	SCHEDULE 13G	Page 10 of 15

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The information set forth in Item 4 to this Schedule 13G is incorporated by reference.

On April 23, 2013, in connection with the initial public offering of the Issuer, SLP III Investment Holding S.à r.l. (the “Silver Lake Shareholder”), Serafina S.A. (the “BC Shareholder”), Mr. David McGlade (collectively with the Silver Lake Shareholder and the BC Shareholder, the “Governance Shareholders”) and the Issuer entered into a governance agreement (the “Governance Agreement”).  Under the Governance Agreement, the Silver Lake Shareholder currently has the right to nominate one director for election to the Issuer’s board of directors and the BC Shareholder currently has the right to nominate four directors for election to the Issuer’s board of directors.  The Governance Agreement also provides that a majority of the directors then in office (or, if the board has delegated such authority, the nomination or similar committee of the board) shall nominate the remaining directors for election to the board, one of whom shall be the Issuer’s chief executive officer, who is currently Mr. McGlade.  Under the Governance Agreement, each of the Governance Shareholders has agreed to vote all shares held by it in favor of the directors nominated under the terms of the Governance Agreement and in furtherance of the removal of any directors by the BC Shareholder or the Silver Lake Shareholder under the terms of the Governance Agreement. Under the Governance Agreement, the Silver Lake Shareholder has certain tag-along rights on transfers by the BC Shareholder, and the BC Shareholder has drag-along rights with respect to the Silver Lake Shareholder under certain circumstances.  The form of Governance Agreement is filed as Exhibit 10.80 to Amendment No. 8 to the Issuer’s Registration Statement on Form F-1, File No. 333-181527, filed with the Securities and Exchange Commission on April 2, 2013, and the foregoing summary is qualified in its entirety by the terms thereof.

Given the terms of the Governance Agreement, the Reporting Persons collectively with Serafina S.A. and certain related parties (collectively, the “Serafina Parties”) and Mr. McGlade may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 80,672,499 common shares, or approximately 74.9%, of the Issuer’s outstanding common shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), assuming the conversion of all outstanding vested equity awards held by Mr. McGlade that are vested or that will vest within the next 60 days.  Each Reporting Person disclaims beneficial ownership of the common shares of the Issuer other than the shares directly held by such Reporting Person.  Pursuant to Rule 13d-1(k)(2) under the Act, the Serafina Parties and Mr. McGlade are each filing separate Schedule 13Gs with respect to the common shares of the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. L5140P 101	SCHEDULE 13G	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

SLP III INVESTMENT HOLDING S.A R.L.

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Authorized Signatory

By:	/s/ WOLFGANG ZETTEL
	Name:	Wolfgang Zettel
	Title:	Manager

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

CUSIP No. L5140P 101	SCHEDULE 13G	Page 12 of 15

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

CUSIP No. L5140P 101	SCHEDULE 13G	Page 13 of 15

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).
Exhibit 2.
Form of Governance Agreement, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (previously filed as Exhibit 10.80 to Amendment No. 8 to Intelsat S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on April 2, 2013).

CUSIP No. L5140P 101	SCHEDULE 13G	Page 14 of 15

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2014

SLP III INVESTMENT HOLDING S.A R.L.

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Authorized Signatory

By:	/s/ WOLFGANG ZETTEL
	Name:	Wolfgang Zettel
	Title:	Manager

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

CUSIP No. L5140P 101	SCHEDULE 13G	Page 15 of 15

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By:	/s/ KAREN M. KING
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer